UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   January, 2010

Commission File Number 333-149325

Ore-More Resources Inc.
(Translation of registrant’s name into English)

1530-9th Ave S.E.,
Calgary, Alberta T2G 0T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F X        Form 40F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.    Yes ____ No  X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Entry into Material Definitive Agreement and Acquisition of Assets

On January 14, 2010, Ore-More Resources Inc. (the “Company”) finalized a letter agreement between Zentrum Energie Trust AG (“Zentrum”) and the Company whereby the Company agreed to acquire from Zentrum certain indebtedness in the amount of $1,357,713.70CDN ($1,296,888.60USD) and all underlying security, securing the indebtedness between Zentruum and Kodiak Energy, Inc. (the “Sold Assets”).

In consideration for the sale by Zentrum of the Sold Assets, the Company will issue to Zentrum a total of 216,148 shares of the common stock of the Company at a deemed price of USD$6.00 per common share.

The transaction and closing took place on January 15, 2010, which is the first business day after the execution of the letter agreement.

Exhibit Number	Description
4.0	Letter agreement between the Company and Zentrum Energie Trust AG dated January 14, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORE-MORE RESOURCES INC.

Date: January 15, 2010	By:	/s/ Lee Lischka
Name:Lee Lischka
Title: President & CEO